NO ACT

PE 3-25-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011713

April 5, 2010

Carl A. Valenstein
Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006-1806

Act: 1934
Section:
Rule: 14a-8
Public Availability: 4-5-10

Re: BioSpecifics Technologies Corp.
Incoming letter dated March 25, 2010

Dear Mr. Valenstein:

This is in response to your letters dated March 25, 2010 and March 26, 2010 concerning the submission to BioSpecifics by Bio Partners, LP. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jeffrey K. Vogel
Bio Partners, LP
One Meadow Drive
Lawrence, NY 11559

April 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BioSpecifics Technologies Corp.
Incoming letter dated March 25, 2010

The submission nominates an individual for membership on the company's board of directors.

To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that BioSpecifics may exclude the proposal under rule 14a-8(e)(2) because BioSpecifics received it after the deadline for submitting proposals. We note in particular your representation that BioSpecifics did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if BioSpecifics omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which BioSpecifics relies.

We note that BioSpecifics did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant the request that the 80-day requirement be waived.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Valenstein, Carl A. [carl.valenstein@bingham.com]
Sent: Friday, March 26, 2010 1:26 PM
To: shareholderproposals
Subject: BioSpecifics -- March 25, 2010 Letter
Attachments: JKVBSTC0001.pdf

Pursuant to your request, attached please find a copy of the original proposal from Jeffrey K. Vogel dated March 17, 2010.

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Carl A. Valenstein
Partner
T 202.373.6273
C 301.728.1877
F 202.373.6448
mailto:carl.valenstein@bingham.com

BINGHAM
Bingham McCutchen LLP
2020 K Street
Washington D.C. 20006-1806

From: Vjkv1@aol.com [mailto:Vjkv1@aol.com]
Sent: Wednesday, March 17, 2010 9:37 PM
To: Valenstein, Carl A.
Subject: Board of Directors Nomination for BSTC

Dear Mr. Valenstein,

Attached please find two letters sent to you as the secretary of Biospecifics Technologies for my nomination to the Board of Directors. You will be receiving an original of these letters, via Federal Express on Thursday, March 18th.

Thank you.

Jeffrey Vogel

BIO PARTNERS, LP

ONE MEADOW DRIVE, LAWRENCE, NY 11559 516-295-1762

March 17, 2010

Mr. Carl A. Valenstein
Secretary
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

Dear Mr. Valenstein,

As per Section 2.15. "Nominations," please be advised that we would like to nominate , Jeffrey K. Vogel, as a Director for the Board of Directors of Biospecifics Technologies Corp.

As per paragraph (b) of the above section, please be advised of the following information of the nominee:

Name:	Jeffrey Kenneth Vogel
Age:	58
Address:	One Meadow Drive Lawrence, NY 11559-2811

(the address above is both the business and residence)

Principal Occupation:	Investor and partner in S & J Investments
Stock Ownership:	295,312 Bio Partners, Managing Partner 217,323 Individually Owned 8,522 S & J Investments 25% Owner 521,157 Total Number of Shares Common Stock Owned/Controlled

Please advise immediately if there is any other information needed as a requirement by the Board of Directors and by-laws for nominations for Director.

If we can be of any further assistance to you, please do not hesitate to contact us.

We would appreciate if you would acknowledge receipt by email (vjkv1@aol.com) or phone.

Very truly yours,
Bio Partners, LP



Jeffrey K. Vogel

cc: Mr. Thomas Wegman
Mr. Carl A. Valenstein / Bingham McCutchen, LLP

JEFFREY K. VOGEL
ONE MEADOW DRIVE, LAWRENCE, NY 11559 516-295-1762

March 17, 2010

Mr. Carl A. Valenstein
Secretary
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

Dear Mr. Valenstein,

As per the by-laws for nominated Directors, please be advised that if I should be elected to the Board of Directors of Biospecifics Technologies Corp, I would be delighted to serve.

Thank you.

Very truly yours,



cc: Mr. Thomas Wegman
Mr. Carl Valenstein / Bingham McCutchen LLP

BINGHAM

Carl A. Valenstein
Direct Phone: 202.373.6273
Direct Fax: 202.373.6448
carl.valenstein@bingham.com

March 25, 2010

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Re: Securities Exchange Act of 1934 - Omission of Shareholder Proposal Submitted by Mr. Jeffrey K. Vogel

Ladies and Gentlemen:

BioSpecifics Technologies Corp. ("BioSpecifics" or the "Corporation") has received the shareholder proposal attached as *Exhibit A* (the "Proposal") from Jeffrey K. Vogel (the "Proponent") for inclusion in the Corporation's proxy statement and form of proxy (the "2010 Proxy Materials") for its 2010 Annual Meeting of Shareholders scheduled to be held on June 17, 2010 (the "2010 Annual Meeting"). BioSpecifics intends to omit the Proposal from its 2010 Proxy Materials pursuant to Rules 14a-8(e)(2) and (i)(8). We respectfully request the concurrence of the Division of the Staff of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Corporation omits the Proposal from its 2010 Proxy Materials.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (Nov. 7, 2009) and as such, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). A copy of this letter, including the exhibits, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposals from the 2010 Proxy Materials.

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Bingham McCutchen LLP
2020 K Street NW
Washington, DC
20006-1806

T 202.373.6000
F 202.373.6001
bingham.com

SUMMARY OF PROPOSAL

The Proposal relates to the nomination of Jeffrey K. Vogel as a Director for the Board of Directors of BioSpecifics.

BASIS FOR EXCLUSION

I. The Proponent Failed to Timely Submit the Proposal in Violation of Rule 14a-8(e).

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less that 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Corporation disclosed the deadline for submitting shareholder proposals for the Corporation's 2010 Annual Meeting in its proxy statement for the 2009 Annual Meeting of Stockholders (attached to this letter as *Exhibit B*). Specifically, page 32 of the Corporation's 2009 proxy statement (the "2009 Proxy Statement) states "any stockholder desiring to include a proposal in our proxy statement with respect to the 2010 annual meeting should arrange for such proposal to be delivered to us at our principal place of business no later than January 1, 2010 in order to be considered for inclusion in our proxy statement relating to such annual meeting." The Corporation received the Proponent's Proposal on March 19, 2010, more than two months after the January 1, 2010 deadline.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Corporation's 2009 Annual Meeting was held on June 17, 2009, and the Corporation's 2010 Annual Meeting is scheduled for June 17, 2010. As the 2010 Annual Meeting will not be moved by more than 30 days, Rule 14a-8(e)(2) applies and the deadline for stockholder proposals is that which was disclosed in the Corporation's 2009 proxy statement.

The Staff has regularly concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was submitted to the company on an untimely basis. *See Medco Health Solutions, Inc.* (March 12, 2010) and *Cardinal Health, Inc.* (December 16, 2009). Consistent with the Staff's position in the letters cited above, the Corporation believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(e) because the Proponent failed to submit the Proposal prior to the deadline for shareholder proposals.

II. The Proponent's Proposal Concerns a Matter Relating to the Election of Membership on the Corporation's Board of Directors and therefore may be Excluded under Rule 14a-8(i)(8).

Under Rule 14a-8(i)(8), a shareholder proposal is excludable if "it relates to a nomination or an election for membership on the company's board of directors." The Securities and Exchange Commission (the "Commission) has stated, "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns...." Exchange Act Release No. 12598 (July 7, 1976). Pursuant to the Rule, the Staff has consistently permitted companies to exclude shareholder proposals that require the resignation of directors who are standing for election at the same meeting at which the proposal will be considered. *See CA, Inc.* (June 20, 2006) and *Second Bancorp Inc.* (Feb. 12, 2001).

Based on the foregoing and because the Proponent's Proposal, which nominates Jeffrey K. Vogel as a director on the Corporation's board, conflicts with the Board's re-nomination of the Corporation's incumbent directors whose term will expire on the date of the 2010 Annual Meeting, the Corporation believes that the Proposal may be excluded under Rule 14a-8(i)(8).

WAIVER OF THE 80-DAY REQUIREMENT IN RULE 14a-8(j)(1)

The Corporation further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j). Under the Rule, if a company intends to exclude a proposal from its proxy materials, "it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, the Rule allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement if the company demonstrates good cause for missing the deadline.

The Corporation presently intends to file its preliminary proxy materials between April 1, 2010 and April 9, 2010. Subject to the Commission's review process, the Corporation anticipates filing its definitive proxy statement in early May. The Proposal was not received until March 19, 2010, a date less than 80 days before the anticipated mailing date of the definitive proxy statement and at such a time which made it impracticable for the Corporation to prepare and file this submission earlier than the current date.

The Division has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See Johnson and Johnson* (January 13, 2010) and *Medco Health Solutions, Inc.* (March 12, 2010). Based on these letters and the foregoing discussion, the Corporation requests that the Staff waive the 80-day requirement under Rule 14a-8(j) to permit the Corporation to file its definitive proxy materials prior to the 80th day after the date of this submission.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we hereby request that the Staff concur with the Corporation's view that the Proposal may be properly excluded from the Proxy Materials for the 2010 Annual Meeting and not recommend enforcement action to the Commission if the Corporation omits the Proposal.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Corporation's position, please contact the undersigned at (202) 373-6273.

Sincerely yours,



Carl A. Valenstein

FAX (202) 373-6001

DATE: March 19, 2010

TO: **Mr. Carl A. Valenstein, Esq.**

FROM: Jeffrey K. Vogel

SUBJECT: **Biospecifics Technologies Corp.**

Enclosed please revised nomination...

Thank you...

BIO PARTNERS, LP
ONE MEADOW DRIVE, LAWRENCE, NY 11559 516-295-1762

March 19, 2010

Mr. Carl A. Valenstein
Secretary
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

Dear Mr. Valenstein:

As per Section 2.15. "Nominations," please be advised that we would like to nominate, Jeffrey K. Vogel, as a Director for the Board of Directors of Biospecifics Technologies Corp.

As per paragraph (b) of Section 2.15, please be advised of the following information of the nominee:

Name:	Jeffrey Kenneth Vogel
Age:	58
Address:	One Meadow Drive Lawrence, NY 11559-2811
(the address above is both the business and residence)	
Principal Occupation:	Investor and partner in S & J Investments
Common Stock Ownership:	295,312 Bio Partners, Managing Partner 217,323 Individually Owned 8,522 S & J Investment 25% Owner 521,157 Total Number of Shares Common Stock Owned/Controlled

As per paragraph (b) of Section 2.15, please be advised of the following information of Bio Partners, L.P.:

Stockholders Name and Address:	Bio Partners, LP One Meadow Drive Lawrence, NY 11559
Class of Stock and Amount Owned:	Common Stock, 295,312

There are no arrangements or understandings between the nominee and Bio Partners, LP except the nominee agreed to act in the best interests of Biospecifics Technologies Corp.

Bio Partners, LP intends to appear in person or by proxy at the meeting to nominate Jeffrey K. Vogel.

Bio Partners, LP does not intend and is not a part of a group which intends to (i) deliver a proxy statement and/or form of proxy to holders of capital stock representing at least the percentage of voting power of all of the shares of capital stock of Biospecifics Technologies Corp. outstanding as of the record date of the annual meeting reasonably believed by Bio Partners, LP to be sufficient to elect Jeffrey K. Vogel or otherwise solicit proxies from the stockholders in support of such nomination.

Bio Partners, LP is the beneficial owner of stock of Biospecifics Technologies Corp. and is making the nomination on its own behalf and no other person is making the nomination on behalf of Bio Partners, LP.

The requirements of Item 7 of Schedule 14A.

1. Jeffrey K. Vogel has no legal proceedings with or against Biospecifics Technologies Corp.

2. The name and age of Jeffrey K. Vogel are stated above. He has no positions with Biospecifics Technologies Corp. and has never served as a director. He has no arrangement or understanding with Bio Partners, LP, the company that nominated him, except to act in the best interests of Biospecifics Technologies Corp. For the past five years, Mr. Vogel's business experience consists of investing for himself and others. For the past five years he has been managing partner in Bio Partners, LP. For the past five years, he has been an owner of S&J Investments. Neither Bio Partners, LP nor S&J Investments is a parent, subsidiary or affiliate of Biospecific Technologies Corp. Mr. Vogel is qualified to become a director as he has been businesses, including operating businesses, for over twenty five years. During the past five years he has not served as a director for any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act or subject to the requirements of Section 15(d) of the Securities Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Please advise immediately if there is any other information needed as a requirement by the Board of Directors and by-laws for nominations for Director.

If we can be of any further assistance to you, please do not hesitate to contact us.

We would appreciate if you would acknowledge receipt by email (vjkv1@aol.com) or phone.

Very truly yours,
Bio Partners, LP

By: 
Jeffrey K. Vogel

cc: Mr. Thomas Wegman

Mr. Carl A. Valenstein/Bingham McCutchen, LLP

Written Consent

I, Jeffrey K. Vogel, hereby consent to my nomination to be a director of Biospecifics Technologies Corp. and if elected I will serve as a director.



Jeffrey K. Vogel

March 19, 2010